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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Menzies Distribution Implements Real Time Logistics With Magic Software

Newspaper distribution system delivers 4 million newspapers accurately and on time

Houton, The Netherlands (September 6, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that Menzies Distribution has successfully rolled out ‘Pack by Light’, a customized application developed in conjunction with Magic that handles order lines for more than 15,000 customers each night to ensure the successful delivery of more than four million newspapers the following morning.

Pack by Light enables managers at Menzies’ thirty depots to react to the night’s events, targeting specific routes and resources to ensure delivery times are met and updating paperwork in real time so that final packing notes are one hundred percent accurate. The “Pack by Light” system reacts to minimize any delays caused by problems   such as printing press problems, transport or the weather. The alternative is lost newspaper sales for the retailer.

Frank Coyle, IT Director of Menzies Distribution comments, “Working closely with Magic we have created a system that is directly suited to the unique pattern of newspaper distribution in the UK. The flexibility of Magic’s technology has enabled us to provide an enhanced service to our retailers. We are already planning to trial ‘Pack by Light’ to our magazine distribution business in the near future.”

Magic’s technology provides hi-level Business Process Automation and Monitoring and enables Real Time Logistics. Magic’s advanced Rules Engine facilitates the rapid creation and customization of large-scale distributed applications with complex business logic.

Pack by Light not only ensures accuracy and timely delivery, it also cuts down on paperwork with just one set required for delivery and returns; it ensures that each parcel is created to a uniform size and weight, within health and safety guidelines.

Regev Yativ, Managing Director of Magic Software EMEA said, “This successful rollout demonstrates Magic’s commitment to providing its customers with technologies such as Real Time Business Automation and Monitoring that address specific business requirements, delivering tangible results in increased customer satisfaction and higher productivity yields. Magic’s ability to rapidly customize applications has allowed Menzies to capitalize on their culture of open communication with customers and staff, placing their suggestions at the center of the development to maximize workflow efficiency. All of which makes this collaboration worthy of its instant success.”

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), is a leader in composite application development and deployment platforms, featuring a Service Oriented Architecture (SOA), Application Integration and Business Process Management (BPM). Magic customers rapidly develop and deploy applications, customizing and integrating with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: September 6, 2005